EXHIBIT 99.15

PRESS RELEASE

Strategy & Outlook Presentation 2023

“More energy, less emissions, growing cash-flow”

TotalEnergies increases shareholder distribution guidance
to more than 40% of CFFO from 2023

Payout expected around 44% in 2023

New York, September 27, 2023 – Patrick Pouyanné, Chairman and CEO, and the members of the Executive Committee will present TotalEnergies’ Strategy & Outlook in New York today. The webcast of the presentation in English is available on totalenergies.com.

TotalEnergies stays the course of its balanced multi-energy strategy...

TotalEnergies reaffirms the relevance of its balanced multi-energy strategy considering the developments in the oil, gas and electricity markets. Anchored on two pillars, Oil & Gas, notably LNG, and Integrated Power, the energy at the heart of the energy transition, the Company is in a very favorable position to take advantage of changing energy prices.

Thanks to refocusing the oil and gas portfolio on assets and projects with low breakeven and low greenhouse gas emissions, and to the diversification into electricity, notably renewable, through an integrated strategy from production to customer, the Company is implementing its transition strategy while offering an attractive shareholder return.

...responsibly producing low cost, low emission Oil & Gas from a rich portfolio

While drastically lowering the emissions from its operations, TotalEnergies plans to grow Oil & Gas production by 2-3 % per year over the next five years, predominantly from LNG, thanks to its rich low cost, low emission upstream portfolio.

The Company will notably develop a top-tier pipeline of LNG projects (Qatar North Field Expansion, Papua LNG, ECA LNG and Rio Grande in US, Mozambique LNG) while leveraging its competitive advantage with leading positions in Europe regasification and in US exports. TotalEnergies will also concentrate efforts to develop its portfolio of high-return oil projects (Brazil, Gulf of Mexico, Iraq, Uganda) recently enriched with exploration successes in Suriname and Namibia.

The Oil & Gas business is expected to generate more than $3 billion of additional underlying cash flow in 2028 compared to 2023 at constant prices.

...and developing a profitable and differentiated Integrated Power model to create a future cash engine of the Company

TotalEnergies is replicating its integrated Oil & Gas business model into electricity to achieve a ROACE of ~12%, equivalent to upstream Oil & Gas ROACE at 60 $/b, above the “utility” model traditional returns.

The Company is building a world class cost-competitive portfolio combining renewable (solar, onshore wind, offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. TotalEnergies is leveraging its purchasing power to optimize its investment costs and industrialize its renewable assets through digital to lower operating costs. By utilizing its fortress balance sheet, TotalEnergies will capture additional value from price volatility through merchant exposure.

The Company aims to grow its power generation to more than 100 TWh by 2030, investing $4 billion per year and increase cash flow from ~$2 billion in 2023 to more than $4 billion by 2028, becoming net cash-flow positive.

TotalEnergies expects to distribute about 44% of its CFFO in 2023 and increases shareholder distribution guidance to more than 40% of CFFO beyond 2023.

Given the strong fundamentals of the Company, the clear and disciplined investment policy, and the solid potential for cash generation growth in the coming years, the Board of directors has taken the following decisions:

•	In 2023, allocate $1.5 billion of the Canadian assets’ divestment proceeds to share buybacks, to reach $9 billion. The Company expects to return about 44% of CFFO to shareholders in 2023.
•	Increase the shareholder distribution guidance to more than 40% of CFFO through the cycles keeping net investments between $16-18 billion per year over 2024-28 to implement the transition of the Company.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

Contacts TotalEnergies

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).